

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Dr. Murray Friedman
Chief Executive Officer
Preventia, Inc.
8900 W. Olympic Blvd, Suite 150
Beverly Hills, CA 90211

> **Re: Preventia, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 25, 2011**
> **File No. 333-171104**

Dear Dr. Friedman:

We have reviewed the above filing and your response letter dated December 24, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated January 11, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Operations, page 18

General

1.   Your response to prior comment 11 does not appear to have addressed all third-party statements in your prospectus. Specifically, we note several footnotes identifying third-party studies that have not been provided. As previously requested, please supplementally provide us with the relevant portions of the materials that you reference, ensuring that each source is clearly marked to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Additionally, certain of the third-party studies that have been referenced and provided do not appear to specifically support the related assertions contained in your prospectus. Further, we note other instances of third party statements in your prospectus for which no support has been provided. Examples of unsupported third-party statements include, by way of example only, the following:

- "WM capacity peaks at age 30, and can decline by almost half by age 60 due to the normal aging process." (page 19)
- "Adults 50 and over. In 2008, nearly 93 million Americans belonged to this group, 56% of whom are baby boomers." (page 20)
- "Research has shown that cognitive performance of adults is threatened by stressful workplaces, which tend to produce poor conditions for occupational and brain improvement. In order to stay sharp and in peak mental form, these individuals need more than everyday mental exertion at work." (page 21)
- "As baby boomers age, they become more health-conscious, which consequently results to significantly higher health expenditures. With spending power estimated at around $2.1 trillion, the largest among all U.S. consumer groups, baby boomers have started investing in their own occupational and brain fitness to maintain mental acuity and delay Alzheimer's Disease symptoms." (page 22)
- "Increased interest in occupational and brain maintenance within this age group is linked to several studies that have indicated how adding occupational and brain exercises to older adults' weekly schedule can reduce their risk of developing AD symptoms by 64%." (page 22)

Please carefully review and revise your prospectus to ensure that all third-party statements, including the above, are identified and adequately supported.

Competition, page 29

2.   We note your response to prior comment 12. Given that you have not yet developed a product to compete with the "industry leaders," please provide a balanced discussion of your competitive position in the occupation and brain training market. Disclose any negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation S-K.

Reports to Security Holders, page 30

3.   We note your response to prior comment 15 that you intend to become a fully reporting company under the requirements of the Securities Exchange Act of 1934 by filing a Form 8-A. Please tell us when you intend to file the Form 8-A with the Commission.

Liquidity and Capital Resources, page 33

4.   Your revised disclosure does not appear to address all of the issues raised in prior comment 16. As previously requested, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using your currently-available capital resources of $2,571. In addition, quantify the total anticipated costs and amount of additional capital that will be needed in order to fund the company's projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus. In this regard, it is unclear how much additional capital you will

need to cover rent, the development of your website, and marketing efforts, in addition to the $100,000 per product line that you will need to develop the products. For guidance, see Section III.C of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Plan of Operations, page 33

5.   We reissue prior comment 17. Please expand your discussion to provide more detailed information regarding your plan of operations over the next twelve-month period. Discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans, such as using "outside contracts" to develop products or developing a website, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

6.   We are unable to locate a response to prior comment 18. Accordingly, we reissue prior comment 18 in its entirety. As previously noted, on page 34 you indicate that you are attempting to "commence sales to raise needed cash for the remainder of the year..., supplemented by officer advances." As previously requested, please clarify your reference to "sales." Further, provide a materially complete description of the loan arrangements with Dr. Friedman or other officers, including the amount, interest rate, and terms of repayment. Tell us whether these are binding commitments and, if the agreements are written, what consideration you have given to filing the agreement as exhibits to this registration statement. See Item 601(b)(10)(ii)(a) of Regulation S-K. Finally, explain how the company intends to handle its liquidity needs if additional funding from these sources is not available.

Involvement in Certain Legal Proceedings, page 37

7.   We note your response to prior comment 19. However, it does not appear as though any changes have been made to your disclosure on page 37. Please advise.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Jody Walker, Esq.